PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies to expect Record Revenues;

Fiscal 2009 Third Quarter and Year-End Results

Laval, Québec, CANADA – April 14th, 2009 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) provides guidance for the expected financial results of the fiscal 2009 third quarter and nine-month period ended February 28, 2009. These results represent the year-end results for its fiscal year 2009 now ending on February, 28.

Neptune expects total revenues for the three-month period ended February 28, 2009 in the range of $3,400,000 to $3,800,000 compared to $2,875,000 for the third quarter ended February 29, 2008 representing an increase of 18 to 32%.

Total revenues for the nine-month period ended February 28, 2009 are expected to be in the range of $8,200,000 to $8,600,000 compared to $7,130,000 for the nine-month period ended February 29, 2008. This revenue increase represents between 15% to 21% growth in the nine-month period ended February 28, 2009 compared to the nine-month period ended February 29, 2008.

Neptune is currently expanding its in-house production capacity to be completed, as planned, before summer 2009 while the Company continues to expand its customer base worldwide. Neptune expects revenue growth will be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

The world retail nutraceutical market represents more than $50 billion in annual sales and the European market, newly accessible to Neptune, accounts for more than one-third of this market with sales beyond $15 billion with cholesterol, heart health and mental health having a major impact.1

The Company is preparing for the projected incoming demand from Europe following NKO® Novel Food approval. The Company believes that several years of pre-marketing activities have resulted in substantial marketing visibility and recognition in Europe.

In that perspective, the Company is negotiating strategic alliances for high scale production with multinational industrial manufacturing partners to rapidly secure substantially larger capacity in order to meet repeat and growing demand from existing and new customers worldwide.

1 Industry Canada; International Market Research: Dietary Supplements

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Milestones

Neptune has achieved several value-creating milestones during fiscal year 2009:

NOVEL FOOD and PARNUTS approval granted for NKO®

NKO® has successfully passed rigorous regulatory review and scrutiny by all member states of the European Union (EU), which provided a positive opinion for NKO® as a NOVEL FOOD and PARNUTS allowing its commercialization at a clinically proven effective daily dose in all 27 European countries.

Formation of NeuroBioPharm for neurological applications

Neptune structured part of its pharmaceutical operations into its subsidiary NeuroBioPharm for cognitive function and neurological disease and is currently conducting a clinical study for a medical food product with a multinational partner.

Human clinical study demonstrates superior Neptune Krill Oil NKO® pharmacokinetic profile

NKO® achieved a significantly higher bioavailability compared to successfully marketed nutraceutical and pharmaceutical omega-3 and NKO® like phospholipid formulations supporting the claim of the superiority of Neptune’s omega-3 phospholipids.

Completion of $2.75 million private placement with 10% management participation

The proceeds from this financing has been invested by Neptune in Acasti Pharma in order to reach several value-creating development and commercial milestones within Acasti Pharma’s over-the-counter, prescription medical food and prescription drug programs.

Neptune and Marine Life Sciences enter alliance with Weider Global Nutrition

Neptune and Marine Life Sciences have functional custom-built combinations of proprietary marine ingredients, to be commercialized as a dietary supplement and a new functional food product line by Weider Global Nutrition.

Neptune Krill Oil, NKO®, enters WALGREENS

Schiff Nutrition International Inc. has launched Schiff® MegaRed™ containing Neptune Krill Oil (NKO®) in Walgreens, which represents the largest retail pharmacy chain in the United States with over 6,400 drug stores nationwide.

Neptune completes up to $8.5 million debt financing with Desjardins Group

The Company expects the funds to be used to improve productivity and increase production capacity.

Formation of an operating pharmaceutical subsidiary named Acasti Pharma

Neptune structured part of its pharmaceutical operations into its subsidiary Acasti Pharma to carry out the research, development and commercialization of active pharmaceutical ingredients for chronic cardiovascular disease and to partner with pharmaceutical companies.

OmegaGen® marketed in Australia

OmegaGen® Neptune Krill Oil NKO®, a complementary medicine, has been made widely available in Australia at the majority of pharmacy chains nationwide.

Breakthrough of Schiff® MegaRed™ in Costco USA

Schiff® MegaRed™ containing Neptune Krill Oil, NKO®, has been listed as a permanent item in Costco in the United States.

Please visit us at our newly designed website at www.neptunebiotech.com.

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About Neptune Technologies & Bioressources Inc.

Neptune is the pioneer and leader in marine omega-3 phospholipids, which are the highest quality Omega-3s available in the market, clinically shown to be effective in cholesterol management, joint health, inflammation and cognitive function. Neptune Krill Oil NKO® represents the first and only, clinically proven omega-3 phospholipids exhibiting unmatched safety, purity and stability. NKO® omega-3 marine phospholipids set a new standard of omega-3 excellence supported by a strong intellectual property portfolio and multinational regulatory approvals. Neptune pursues market opportunities in the nutraceutical markets (dietary supplement, functional food) and pharmaceutical markets (OTC, medical food, Rx) through its subsidiaries Acasti Pharma for cardiovascular applications and NeuroBioPharm for neurological applications.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
450-687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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